VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

October 25, 2023

Re:	Wealthcasa Capital Fund LP
Offering Statement on Form 1-A, as amended
File No. 024-12197

To Whom It May Concern:

On behalf of Wealthcasa Capital Fund LP (the “Company”), I hereby withdraw the request for qualification submitted on October 24, 2023 for the above-referenced offering statement.

Sincerely,

/s/ Brian Geoghegan

Brian Geoghegan, Esq.

Regulation D Resources